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** Ar 3/3/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 6 2003

SEC FILE NUMBER
8-52638


03011123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Invesmart Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Penn Center West Six, Suite 211
                                  (No. and Street)

Pittsburgh   PA   15276
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry L. Howgate   207-775-3451
                                              (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fortin, Howgate & Harmon
                         (Name - if individual, state last, first, middle name)

210 Western Ave.   So. Portland   ME   04106
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 2 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Nicola Battaglia** , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Invesmart Securities, LLC , as
of **December 31** , 20 **02** , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

Catherine F. Dickson
Notary Public

___Nisha Batto___
Signature

___FINOP___
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INVESMART SECURITIES, LLC
PITTSBURGH, PENNSYLVANIA

FINANCIAL REPORT
YEAR ENDED
DECEMBER 31, 2002

FORTIN, HOWGATE & HARMON

Certified Public Accountants
South Portland, Maine

INVESMART SECURITIES, LLC
DECEMBER 31, 2002

INDEX

FORTIN, HOWGATE & HARMON
Certified Public Accountants

210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

Roger L. Fortin, CPA
Barry L. Howgate, CPA
Thomas G. Harmon, CPA

February Twenty-One

2   0   0   3

Independent Auditors' Report

Members
Invesmart Securities, LLC
Pittsburgh, Pennsylvania

We have audited the accompanying balance sheets of Invesmart Securities, LLC as of December 31, 2002 and 2001 and the related statements of operations, cash flows, and changes in members' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Invesmart Securities, LLC at December 31, 2002 and 2001 and the results of its operations, cash flows, and changes in members' equity for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fortin, Howgate + Harmon

INVESMART SECURITIES, LLC
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001
(See Independent Auditors' Report)

<u>ASSETS</u>

	2002	2001
CURRENT ASSETS:		
Cash (Note 6)	$ 913,662	$ 237,890
Commissions Receivable	175,408	149,514
Prepaid Expenses	31,140	8,089
Total Current Assets	1,120,210	395,493
TOTAL ASSETS	$ 1,120,210	$ 395,493

<u>LIABILITIES AND MEMBERS' EQUITY</u>

	2002	2001
CURRENT LIABILITIES:		
Due to Parent Company (Notes 2 & 3)	$ 776,565	$ 330,735
Accrued Expenses	206,685	4,123
Total Current Liabilities	983,250	334,858
MEMBERS' EQUITY:		
Paid in Capital	567,584	375,200
Retained Earnings (Deficit)	(430,624)	(314,565)
Total Members' Equity	136,960	60,635
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,120,210	$ 395,493

See Notes to Financial Statements

INVESMART SECURITIES, LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(See Independent Auditors' Report)

	2002	2001
REVENUES:		
Commission Income	$ 3,471,812	$ 731,165
EXPENSES:		
Management Fees (Note 3)	3,471,812	731,165
Professional Services	10,215	86,245
Insurance	86,824	110,880
Registrations, Licenses and Other Fees	14,618	58,150
Dues and Subscriptions	150	4,204
Conferences and Continuing Education	5,453	0
Other Expenses	1,932	860
	3,591,004	991,504
NET OPERATING LOSS	(119,192)	(260,339)
OTHER INCOME	3,133	3,834
NET LOSS	$ (116,059)	$ (256,505)

See Notes to Financial Statements

INVESMART SECURITIES, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(See Independent Auditors' Report)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss)	$ (116,059)	$ (256,505)
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:		
Changes in Assets and Liabilities:		
Commissions Receivable	(25,894)	(149,514)
Accrued Expenses	179,511	(3,966)
Net Cash Provided (Used) by Operating Activities	37,558	(409,985)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contributions	192,384	225,200
Loans From Parent Company	445,830	271,069
Net Cash Provided by Financing Activities	638,214	496,269
NET INCREASE IN CASH	675,772	86,284
CASH AT BEGINNING OF YEAR	237,890	151,606
CASH AT END OF YEAR	$ 913,662	$ 237,890

See Notes to Financial Statements

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INVESMART SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001
(See Independent Auditors' Report)

	Paid In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2000	$ 150,000	$ (58,060)	$ 91,940
Net Loss - 2001		(256,505)	(256,505)
Capital Contributions - 2001	225,200		225,200
Balance, December 31, 2001	$ 375,200	$ (314,565)	$ 60,635
Net Loss - 2002		(116,059)	(116,059)
Capital Contributions - 2002	192,384		192,384
	$ 567,584	$ (430,624)	$ 136,960

See Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Activity:

Invesmart Securities, LLC (the Company) was formed as a limited liability company on February 29, 2000 and commenced operations in April of 2001. The Company is a broker-dealer engaged primarily in transactions in mutual funds. The Company does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc).

Limited Liability Company

The financial statements included only those assets, liabilities and results of operations which relate to the business of Invesmart Securities, LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to the members' individual activities.

The Company's existence will continue until terminated under the operating agreement.

Cash Equivalents:

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Revenue:

Commission revenues from mutual fund companies are recorded on a trade date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - AFFILIATION:

Invesmart Securities, LLC is owned one hundred percent by Invesmart, Inc., a Delaware corporation.

NOTE 3 - RELATED PARTY TRANSACTIONS:

Management Agreement

Invesmart Securities, LLC entered into a management agreement with it's parent company, Invesmart, Inc., on September 20, 2000. Under the agreement, the management Company will assist Invesmart Securities in the day to day operation of Invesmart Securities and the management of its business, including financial services management, information systems, bookkeeping, record keeping, clerical services, and provide various other administrative functions.

NOTE 3 - RELATED PARTY TRANSACTIONS: (Cont'd)

As base compensation for the services to be provided by the management company, Invesmart Securities, LLC shall pay to the management company a management fee equal to 100 percent of the monthly revenues of Invesmart Securities. In addition to the management fee, the management company may invoice Invesmart Securities for overhead expenses in the amounts reasonably determined by the management company. The total management fees incurred by the Company in 2002 were $3,471,812.

Due to Parent Company

Invesmart Securities, LLC has received advances from it's parent Company. There is no interest being charged on the advances. The advances are unsecured with no specific repayment terms. The balances as of December 31, 2002 and 2001 were $776,565 and $330,735, respectively.

NOTE 4 - NET CAPITAL REQUIREMENTS:

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness, as defined, may not exceed eight times net capital, as defined. At December 31, 2002, the Company's net capital for regulatory purposes was $105,820, which exceeded its required net capital of $65,550 by $40,270, and the percentage of aggregate indebtedness to net capital was 929%.

NOTE 5 - INCOME TAXES:

The Company will file a consolidated income tax return with its parent, Invesmart, Inc.. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of of the parent company. Accordingly, no provision is made for income taxes in the financial statements.

NOTE 6 - CONCENTRATION OF CREDIT RISK:

The Company maintains a business money market account at one bank. Accounts at an institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash at this institution exceeds Federally insured limits. The amount in excess of the FDIC limit totaled $813,662 as of December 31, 2002.

ADDITIONAL INFORMATION

INVESMART SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2002

CREDITS:
  Members' Equity $ 136,960

DEBITS:
  Nonallowable Assets:
    Prepaid Expenses   31,140
      Total Debits   31,140

      TOTAL CAPITAL   105,820

MINIMUM NET CAPITAL - THE GREATER OF 6 2/3% of AGGREGATE
INDEBTEDNESS OF $65,550 OR $5,000.   65,550

      EXCESS NET CAPITAL $ 40,270

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   929%

TOTAL AGGREGATE INDEBTEDNESS $ 983,250

See the reconciliation of the computation of net capital pursuant to uniform net capital Rule 15c3-1 included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing with the computation included in this report.

INVESMART SECURITIES, LLC
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
TO COMPUTATION IN CORRESPONDING UNAUDITED FORM X-17A-5
PART 11A FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT
DECEMBER 31, 2002

NET CAPITAL AS REPORTED IN COMPANY'S DECEMBER 31, 2002 UNAUDITED
FILING OF PART 11A OF FORM X-17A-5 $ 96,160

NET ADJUSTMENTS   9,660

NET CAPITAL AS REPORTED ON PAGE 8 OF THIS REPORT $ 105,820

INVESMART SECURITIES, LLC
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2002

- 10 -

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(1) of that Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

FORTIN, HOWGATE & HARMON

Certified Public Accountants

210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

Roger L. Fortin, CPA
Barry L. Howgate, CPA
Thomas G. Harmon, CPA

February Twenty-One
2   0   0   3

Board of Directors
Invesmart Securities, LLC
Pittsburgh, Pennsylvania 15276

In planning and performing our audit of the financial statements of Invesmart Securities, LLC for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Invesmart Securities, LLC that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedure for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Fortin, Howgate + Harmon

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